July 26, 2016

Mr. John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated July 18, 2016 regarding
Energy Fuels Inc.
Application for Qualification of Indenture on Form T -3
File No. 022-29022

Dear Mr. Reynolds:

This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the July 18, 2016 letter (the “Comment Letter”) regarding the above-referenced Application for Qualification of Indenture on Form T-3 (the “Form T-3”) of Energy Fuels Inc. (“the Company”). For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

Our response is as follows:

Staff Comment No. 1.

Please advise us what consideration has been given to the application of Rule 13e-4 with respect to the exchange transaction. We note that the debentures are convertible into shares of your common stock

The Company’s Response No. 1:

Based on the following analysis, the Company concluded that the consent solicitation with respect to the Amendments (as hereinafter defined) to its Convertible Debenture Indenture dated as of July 24, 2012 (the “Indenture”) between the Company and BNY Trust Company of Canada, as trustee (the “Trustee”) (filed as Exhibit 99.66 to the Company’s Form 40-F Registration Statement filed with the United States Securities and Exchange Commission on November 15, 2013), pursuant to which the Company’s Floating Rate Convertible Unsecured Subordinated Debentures Due 2017 (the “Debentures”) are issued and governed, should not constitute an issuer tender offer subject to Rule 13e-4 promulgated under the Exchange Act of 1934, as amended (the “Exchange Act”).

Mr. John Reynolds
July 26, 2016

I.	Summary of Relevant Facts

The Company seeks to amend the Indenture and the Debentures in order to, among other things, extend the maturity date of the Debentures, reduce the conversation price of the Debentures, add a redemption provision with a premium redemption payment, add a put right and add a co-trustee eligible for qualification under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”) (collectively, the “Amendments”), which Amendments are explained in further detail in the Company’s Management Information Circular filed as Exhibit T3E1 to the Form T-3 (the “Circular”).

The Indenture provides procedures for the Company to seek the consent of the Debentureholders with respect to the Amendments. Specifically, the Indenture provides that the Company may call a meeting of Debentureholders at which the Debentureholders, by approval of an Extraordinary Resolution may, among other things, authorize the Trustee to extend the time for payment of principal on the Debentures, sanction any modification of the rights of the Debentureholders against the Company, assent to any modification of or change in or addition to or omission from the provisions contained in the Indenture, and appoint a new trustee or trustees. Pursuant to the Indenture, an Extraordinary Resolution may be approved at a meeting of Debentureholders at which the holders of not less than 25% of the principal amount of the Debentures then outstanding are present in person or by proxy and passed by the favorable votes of the holders of not less than 66⅔% of the principal amount of the Debentures. In effect, Debentureholders representing as low as 16⅔% of the aggregate principal amount of Debentures may approve an Extraordinary Resolution at a meeting of Debentureholders if the minimum amount of principal is voted. The Indenture also provides a mechanism for approval of an Extraordinary Resolution without a meeting of Debentureholders. Pursuant to the Indenture, an Extraordinary Resolution so approved shall be binding upon all Debentureholders.

Pursuant to these provisions, the Company called a meeting of Debentureholders scheduled for August 4, 2016 (the “Meeting”) in order to approve an Extraordinary Resolution which approves the Amendments. A copy of the Extraordinary Resolution is included as an exhibit to the Circular. Upon approval of the Extraordinary Resolution, the Amendments will be implemented pursuant to the Amended and Restated Convertible Debenture Indenture (the “Amended Indenture”) to be entered into among the Company, the Trustee and The Bank of New York Mellon, as U.S. trustee (the “U.S. Trustee”), substantially in the form attached as exhibit T3C to the Form T-3 and which is included as an exhibit to the Circular. In addition, the Company will replace all of the Debentures (through CDS Clearing and Depository Services Inc. in Canada (“CDS”), the depository for the Debentures) with revised instruments that reflect the Amendments (the “Amended Debentures”). The Company intends to pay a consent fee to Debentureholders who provide timely consents for the approval of the Extraordinary Resolution, which consent fee is explained in more detail in the Circular.

II.	Tender Offer Analysis

Whether the consent solicitation with respect to the Amendments constitutes an issuer tender offer within the meaning of Rule 13e-4 depends on whether the Company is making a tender offer for its equity securities. The Debentures constitute equity securities of the Company because they are convertible into common shares of the Company.

Prior to calling the Meeting, the Company undertook an analysis to determine that the approval of the Extraordinary Resolution and the implementation of the Amendments would not constitute an issuer tender offer. The Company is not soliciting the purchase or exchange of the Debentures. The Company is calling the Meeting in accordance with the procedures established by the Indenture and soliciting the consent of the Debentureholders for the approval of the Extraordinary Resolution which approves the Amendments. Pursuant to the Indenture, the consent of as low as 16⅔% of the aggregate principal amount of Debentures is required to approve the Extraordinary Resolution at the Meeting if the minimum amount of principal is voted. The requirements set forth in the Indenture for amending the Indenture are not analogous to a typical issuer tender offer whereby certain holders can tender or exchange their securities while others can choose not to. The Company believes the process described above should be viewed similar to a meeting of equity holders in connection with a recapitalization or meeting of target shareholders in connection with a merger. Neither is considered a tender offer, and the Company is of the view that the Meeting and the approval of the Extraordinary Resolution which approves the Amendments should be similarly viewed.

Mr. John Reynolds
July 26, 2016

The term “tender offer” is not defined in the Exchange Act. We note that the courts and the Staff generally look to eight factors, first outlined in 1979 in Wellman v. Dickinson (475 F. Supp. 783 (S.D.N.Y. 1979)). The eight factors, as described in Hanson Trust PLC v. SCM Corp. (774 F.2d 47 (2d Cir. 1985), are: (i) whether there is an active and widespread solicitation of public security holders; (ii) whether the solicitation is made for a substantial percentage of the issuer’s securities; (iii) whether the offer is made at a premium over the prevailing market price; (iv) whether the terms of the offer are firm rather than negotiable; (v) whether the offer is contingent upon the tender of a fixed number of securities; (vi) whether the offer is open for only a limited period of time; (vii) whether the offerees are subjected to pressure to sell; and (viii) whether the public announcement of a purchasing program precede or accompany a rapid accumulation of large amounts of the target company’s securities.

Each of the eight factors are discussed and analyzed below:

(i)	Whether there is an active and widespread solicitation of public security holders.

The Company is not soliciting the purchase or exchange of the Debentures. The Company is calling the Meeting of all Debentureholders in accordance with the procedures established by the Indenture and soliciting the consent of the Debentureholders for the approval of the Extraordinary Resolution which approves the Amendments. Pursuant to the Indenture, the consent of as low as 16⅔% of the aggregate principal amount of Debentures is required to approve the Extraordinary Resolution at the Meeting if the minimum amount of principal is voted. The notice of the Meeting, the Circular and the Extraordinary Resolution were mailed to each Debentureholder in accordance with the procedures established by the Indenture.

(ii)	Whether the solicitation is made for a substantial percentage of the issuer’s securities.

The Company is not soliciting or offering to purchase or exchange the Debentures. The Company is calling the Meeting in accordance with the procedures established by the Indenture and soliciting the consent of the Debentureholders for the approval of the Extraordinary Resolution which approves the Amendments. The notice of the Meeting, the Circular and the Extraordinary Resolution were mailed to each Debentureholder in accordance with the procedures established by the Indenture. Each Debentureholder has the right to participate in the Meeting, however, the consent of Debentureholders representing as low as 16⅔% of the aggregate principal amount of Debentures is required to approve the Extraordinary Resolution at the Meeting if the minimum amount of principal is voted.

Mr. John Reynolds
July 26, 2016

(iii)	Whether the offer is made at a premium over the prevailing market price.

The Company is not soliciting or offering to purchase or exchange the Debentures. Pursuant to the consent solicitation, the Company is seeking approval of the Extraordinary Resolution which approves the Amendments. If the Staff is concerned about whether the Amended Debentures are being “offered” at a premium, the Company notes that the Debentures are thinly traded and, when traded, sold at a discount to par. Without an established, liquid market for the Debentures it is difficult to conclusively state whether the Debentureholders would be deemed to receive a premium in excess of the current market price for the Debentures by virtue of the Amendments and the consent fee. However, the Company negotiated with certain sophisticated, institutional Debentureholders in establishing the terms of the Amendments and the amount of the consent fee. Assuming that one indication of market value is the amount of consideration that fully-informed parties in a negotiated, arms’ length transaction would be willing to accept for the Debentures, then the Debentureholders will receive market value. It is the Company’s view that the Amendments and the consent fee agreed to through negotiation reflect the value of the extension of the maturity date.

(iv)	Whether the terms of the offer are firm rather than negotiable.

The Company negotiated with certain sophisticated, institutional Debentureholders in establishing the terms of the Amendments and the amount of the consent fee. If the Extraordinary Resolution is not approved, then the Amendments will not be implemented. In such circumstances, the Company could revise the terms of the Amendments and call another meeting to consider such revised Amendments.

(v)	Whether the offer is contingent upon the tender of a fixed minimum and perhaps subject to the ceiling of a fixed maximum number of securities to be purchased.

The Company is not seeking to purchase or exchange the Debentures. Pursuant to the Indenture, the consent of Debentureholders representing as low as 16⅔% of the aggregate principal amount of Debentures is required to approve the Extraordinary Resolution at the Meeting if the minimum amount of principal is voted. Pursuant to the Indenture, an Extraordinary Resolution so approved shall be binding upon all Debentureholders.

(vi)	Whether the offer is open for only a limited period of time.

Debentureholders can vote in person or by proxy at the Meeting with respect to the Amendments. If the Extraordinary Resolution is not approved, then the Amendments will not be implemented. In such circumstances, the Company could revise the terms of the Amendments and call another meeting to consider such revised Amendments. If the Meeting quorum requirements are not satisfied, the Company can postpone the Meeting which would extend the period that Debentureholders can vote.

Mr. John Reynolds
July 26, 2016

(vii)	Whether the offerees are subjected to pressure to sell.

The Debentureholders were not subject to pressure to sell. The Debentureholders were not threatened with any loss of value if they were to reject the Extraordinary Resolution as they would simply continue to hold the Debentures and corresponding rights under the Indenture.

(viii)	Whether the public announcements of a purchasing program precede or accompany a rapid accumulation of large amounts of the target company’s securities.

The Company has not acquired any of the Debentures through open market repurchases or otherwise. The implementation of the Amendments does not necessitate that the Company reduce the aggregate principal amount of outstanding Debentures. All Debentures will be amended if the Amendments are approved and implemented through the execution of the Amended Indenture.

Based on the Company’s review of the eight factor test above, the Company does not believe that an issuer tender offer is present. The strict provisions that the Company is relying on with respect to the Amendments are set out in the Indenture, and if the Extraordinary Resolution is approved, all Debentureholders will be subject to the Amended Indenture and all Debentureholders will receive Amended Debentures. In addition, the Company does not believe that the Amendments constitute an offer or sale of a new security under Section 2(a)(3) of the Securities Act of 1933, as amended, in that the Amendments are made in accordance with the terms of the Indenture. The Company is soliciting consents in a manner contractually agreed upon by the Debentureholders at the time they made their investment decision to acquire the Debentures. The Debentureholders knowingly acquired their Debentures subject to the rights of the Company to effect changes in the manner now proposed.

The Company elected to conduct the consent solicitation and implementation of the Amendments in compliance with Section 3(a)(9) of the Securities Act and file a Form T-3 with the Commission in order to qualify the Amended Indenture under the Trust Indenture Act as required pursuant to a true exchange offer under Section 3(a)(9).

Staff Comment No. 2.

Please advise us what consideration has been given to the application of Rule 13e-4 with respect to the Change of Control Purchase Offer under Section 2.5(k) and the Put Right under Section 2.5(l) of the Amended Indenture. We note that the Put Date pertaining to the Put Right is defined within the Amended Indenture as June 30, 2017. Please consider this in your response with respect to the notice requirements under Rule 13e-4(e).

The Company’s Response No. 2:

In response to the Staff’s comment, the Company proposes to add the following language to the Amended Indenture with respect to the Change of Control Purchase Offer under Section 2.5(k) and the Put Right under Section 2.5(l):

The Company shall comply with the requirements of Rule 13e-4 under the 1934 Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Purchase Offer or pursuant to the Put Right. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Purchase Offer or Put Right provisions of this Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under Section 2.5(k) or 2.5(l) hereof by virtue of such compliance.

Mr. John Reynolds
July 26, 2016

Staff Comment No. 3.

Please file a statement of eligibility on Form T-1 as an exhibit to the Form T-3 to qualify BNY Trust Company of Canada as trustee or advise as to why you believe that the Form T-1 is not applicable for this trustee. Also make corresponding revisions to your Form T-3 disclosures, including the exhibit list.

The Company’s Response No. 3:

The Company respectfully submits that BNY Trust Company of Canada is included as a co-trustee under the Amended Indenture solely for the purposes of complying with Canadian securities laws. In our experience, Canadian trust companies are not required to file a Form T-1 provided that there is an indenture trustee qualified for eligibility under the Trust Indenture Act. The Company has submitted a Form T-1 for The Bank of New York Mellon, a New York banking corporation organized and existing under the laws of the State of New York, which will act as the indenture trustee qualified for eligibility under the Trust Indenture Act.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (303) 389-4130 or Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388.

Sincerely,
Energy Fuels Inc.

/s/ David C. Frydenlund
David C. Frydenlund
Senior Vice President, General Counsel and
Corporate Secretary

cc:	Richard Raymer, Dorsey & Whitney LLP